Consent of Independent Registered Public Accounting Firm

The Board of Directors

Taseko Mines Limited

We consent to incorporation by reference in the Registration Statement (File No. 333-271142) on Form F-10 of our report dated February 19, 2025, on the consolidated financial statements of Taseko Mines Limited, which comprise the consolidated balance sheets as of December 31, 2024 and December 31, 2023, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years then ended, and the related notes, and our report dated February 19, 2025 on the effectiveness of internal control over financial reporting as of December 31, 2024, which reports appear in Exhibit 99.1 to this Form 6-K of the Entity dated February 26, 2025 of Taseko Mines Limited.

//s// KPMG LLP

Chartered Professional Accountants

February 26, 2025

Vancouver, Canada